The information contained in this Preliminary Prospectus Supplement is not complete and may be changed. This Preliminary Prospectus Supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion	Filed pursuant to Rule 424(b)(5)
Preliminary Prospectus Supplement dated May 2, 2003	Registration No. 333-11546

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 29, 2000)

Republic of South Africa

€

        % Notes due

The Notes are offered for sale in the United States of America, Europe and Asia.

The Notes bear interest at the rate of         % per year. Interest on the Notes is payable on                  and                  of each year, beginning                         . The Notes will mature on                     . The Notes will not be redeemable prior to maturity.

Application has been made to list the Notes on the Luxembourg Stock Exchange.

NEITHER THE US SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Note	Total
Public Offering Price(1)%		€
Underwriting Discount	%	€
Proceeds, before expenses, to South Africa	%	€

(1) Plus accrued interest from                         , if settlement occurs after the date.

The Underwriters expect to deliver the Notes in book-entry form only through Clearstream Banking Luxembourg or the Euroclear System, as the case may be, on or about May     , 2003.

Citigroup

Dresdner Kleinwort Wasserstein

The Standard Bank of South Africa Limited

May     , 2003

(This page has been left blank intentionally)

Prospectus Supplement

You should rely on the information contained in this Prospectus Supplement, the accompanying Prospectus dated February 29, 2000 (the “Prospectus”), the Annual Report on Form 18-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 18, 2002 (the “Form 18-K”) and Amendment No. 1 to the Annual Report on Form 18-K on Form 18-K/A filed with the Commission on February 28, 2003 (the “Form 18-K/A”) (which are incorporated by reference into the Prospectus) of the Republic of South Africa (“South Africa” or the “Republic”), which contain information regarding South Africa and other matters, including a description of certain terms of the securities of the government of South Africa (the “National Government” or the “South African government”). See “Incorporation of Certain Documents By Reference” in the Prospectus. Further information regarding South Africa and the notes referred to on the front cover of this Prospectus Supplement (the “Notes”) offered hereby may be found in registration statement Nos. 333-11546 and 33-85932 (the “Registration Statements”) relating to the securities of the South African government described in the Prospectus, on file with the Commission. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as the information we previously filed with the Commission, is accurate as of the dates on the front cover of this Prospectus Supplement, the Prospectus, the Form 18-K and Form 18-K/A, as the case may be, only. If the information in this Prospectus Supplement differs from the information contained in the Prospectus, you should rely on the information in this Prospectus Supplement.

The Notes will constitute controlled securities as defined in the South African Exchange Control Regulations, 1961 (as amended), and as such may not be acquired by any person who is a resident of South Africa except in accordance with such Regulations and the directives or authorities issued or granted by the Exchange Control Department of the South African Reserve Bank in respect of those Regulations from time to time.

The Notes may not be offered or sold to the public in France and neither this Prospectus, which has not been submitted to the clearance procedure of the French authorities, nor any other offering material or information contained therein relating to the Notes may be released, issued, or distributed or caused to be released, issued, or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription or sale of the Notes to the public in France.

The public will not be solicited in connection with the offer or sale in Italy of the Notes, nor will the Notes be offered, sold or delivered in Italy and copies of this offering memorandum or any materials relating to the Notes will not be distributed in Italy, unless such activities (i) are carried out by or through intermediaries authorized to perform investment services in Italy, (ii) either do not qualify as a solicitation of investment or qualify as a solicitation exempted from the requirement of a prospectus, and (iii) are carried out in compliance with the 1998 Unified Act on Financial Intermediation (Legislative decree No. 58 of 1998) and applicable Commissione Nazionale per le Società e la Borsa and banking regulations, including any relevant limitations which the Bank of Italy may impose upon the offer or sale of the Notes in Italy. Pursuant to Section 129 of the 1993 Unified Banking Act, Bank of Italy has been notified of the offer and sale to Italian Notes. Review of the application by the Bank of Italy is currently pending.

The Notes may only be offered in the Netherlands to persons who trade or invest in securities in the conduct of their profession or business, which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises which regularly, or as ancillary activity, invest in securities.

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the Notes, or distribution of a prospectus or any other offering material relating to the Notes. In particular, no sales prospectus (Verkaufsprospekt) within the meaning of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) of December 13, 1990, as amended, or the German Sales Prospectus Act, has been or will be published within the Federal Republic of Germany, nor has this Prospectus Supplement been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within the Federal Republic of Germany. Accordingly, any offer or sale of the Notes or any distribution of offering material within the Federal Republic of Germany may violate the provisions of the German Sales Prospectus Act.

The Luxembourg Stock Exchange takes no responsibility for the contents of this Prospectus Supplement, the Prospectus, the Form 18-K or the Form 18-K/A, makes no representations as to their accuracy or completeness and expressly disclaims any liability for any loss arising from or in reliance upon the whole or any part of the contents of this Prospectus Supplement, the Prospectus, the Form 18-K or the Form 18-K/A. The South African government accepts full responsibility for the accuracy of the information contained in this Prospectus Supplement, the Prospectus, the Form 18-K and the Form 18-K/A and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein or in the Prospectus, the Form 18-K or the Form 18-K/A misleading in any material respect.

In this Prospectus Supplement, all amounts are expressed in South African rand (“R” or “rand”), euros (“€” or “euros”), or U.S. dollars (“U.S.$”, “$” or “dollars”), except as otherwise specified. See “The External Sector of the Economy—Reserves and Exchange Rates” in the Form 18-K for the average rates for the rand against the dollar for the period 1997 through November 2002. On May 1, 2003, the noon buying rate for cable transfers of rand, as reported by the Federal Reserve Bank of New York, was 7.2730 rand per dollar (or 0.1375 U.S. cents per rand).

The South African government is a foreign sovereign government. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against the South African government. The South African government will irrevocably submit to the jurisdiction of the Federal and State courts in The City of New York, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not any immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Notes brought by any holder of Notes. The South African government reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of

1976 (the “Immunities Act”) with respect to actions brought against it under United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by the South African government with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against the South African government unless a court were to determine that the South African government is not entitled under the Immunities Act to sovereign immunity with respect to such action. Enforceability in South Africa of final judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws is subject, among other things, to the absence of a conflicting judgment by a South African court or of an action pending in South Africa among the same parties and arising from the same facts and circumstances and to the South African courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant and that enforcement would not violate South African public policy. In general, the enforceability in South Africa of final judgments of U.S. courts obtained other than by default would not require retrial in South Africa. In original actions brought before South African courts, there is doubt as to the enforceability of liabilities based on the United States federal securities laws. The South African courts may enter and enforce judgments in foreign currencies. See “Description of Debt Securities—Governing Law; Consent to Service” in the Prospectus.

FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Prospectus, the Form 18-K and the Form 18-K/A contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Statements that are not historical facts, including statements with respect to certain of the expectations, plans and objectives of South Africa and the economic, monetary and financial conditions of the Republic, are forward-looking in nature. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date that they are made, and South Africa undertakes no obligation to publicly update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. South Africa cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	external factors, such as interest rates in financial markets outside South Africa and social and economic conditions in South Africa’s neighbors and major export markets; and

•	internal factors, such as general economic and business conditions in South Africa, present and future exchange rates of the rand, foreign currency reserves, the ability of the South African government to enact key reforms, the level of domestic debt, domestic inflation, the level of foreign direct and portfolio investment and the level of South African domestic interest rates.

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by, and should be read in conjunction with the more detailed information appearing elsewhere in this Prospectus Supplement and the Prospectus.

Issuer	The Republic of South Africa.

Aggregate Principal Amount	€ principal amount of % Notes due .

Interest Rate	% per year.

Interest Calculations

Interest payable on a particular interest payment date will be calculated on the basis of the actual number of days in respect of which payment is being made divided by the number of days from, and including, the preceding interest payment date (or the issue date in the case of the first interest payment date) to, but excluding, the relevant interest payment date.

Maturity Date	, .

Interest Payment Dates	of each year, commencing .

Redemption	The Notes are not subject to redemption prior to maturity. At maturity, the Notes will be redeemed at par.

Markets	The Notes are offered for sale in the United States, Europe and Asia. See “Underwriting”.

Listing	Application has been made to list the Notes on the Luxembourg Stock Exchange.

Form and Settlement

One or more fully registered global securities, held in the name of Clearstream Banking Luxembourg, the Euroclear System, or a nominee thereof. These global securities are referred to in this Prospectus Supplement as Global Notes. The Notes will be delivered in book-entry form through the facilities of Clearstream, Luxembourg and Euroclear against payment in immediately available funds in euros.

Except in limited circumstances, owners of beneficial interests in the Global Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered registered holders of the Notes.

Withholding Tax

Principal of and interest on the Notes are payable by the Republic without withholding or deduction from South African withholding taxes to the extent set forth herein. See “Description of Notes — South African Taxation”.

Further Issues

South Africa may, without the consent of the holders, issue additional notes that may form a single series of notes with the outstanding Notes, provided that such additional notes do not have, for purposes of United States federal income taxation, a greater amount of original issue discount, if any, than the Notes have as of the date of the issue of such additional notes.

Additional Provisions

The Notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to South Africa’s other external debt. See “Description of Notes — Particular Provisions Applicable to the Notes”.

RECENT DEVELOPMENTS

In February 2003, the South African Minister of Finance submitted the 2003-2004 National Budget to Parliament. The 2003-2004 National Budget allocates R158.9 billion to the nine provincial governments, each of which has responsibility for developing its own budget and financial administration within the constraints of national fiscal policy. Although the 2003-2004 National Budget continues the process of devolution of expenditure and revenue-raising authority to the nine provincial governments, the National Government exercises budgetary control over these governments and has prepared standardized sets of accounts for use by all levels of government. See “Public Finance—The National Budget Process” in the Form 18-K.

Primarily as a result of continued tax policy reform and enhanced revenue collection, the revised outcome for total gross tax revenue in the 2001-2002 fiscal year was R252.3 billion, R8.3 billion higher than the original estimate. The revised estimate for total gross tax revenue for the 2002-2003 fiscal year is R280.0 billion, which is R11.5 billion higher than the original estimate. Expenditure exceeded the revised budget estimates by R4.6 billion in 2001-2002 and is expected to exceed the budget estimates by R3.9 billion in 2002-2003. Expenditure increased by 11.0% from R262.9 billion in 2001-2002 to an expected R291.8 billion in 2002-2003. The net borrowing requirement in the 2001-2002 fiscal year was R12.6 billion and in the 2002-2003 fiscal year is R13.7 billion, which is R1.5 billion higher than the original estimate. The net borrowing requirement for the 2003-2004 fiscal year is expected to amount to R30.2 billion. This increase is attributable to, among others, increases in the budget deficit, reductions in extraordinary receipts from restructuring of public enterprises and extraordinary payments made to the South African Reserve Bank to defray losses realized on the Gold and Foreign Exchange Contingency Reserve Account. Domestic debt restructuring and debt financing costs are estimated to amount to R10.2 billion in fiscal year 2002-2003. Debt reduction, debt restructuring and the lower borrowing requirement achieved through state asset restructuring since 1998 have reduced expected debt service costs from 4.2% of GDP in 2002-2003 to a forecast of 4.1% of GDP in 2003-2004. At the end of the 2002-2003 fiscal year, National Government debt is preliminarily estimated to be 39.4% of GDP, down from a high of 48.2% in 1996-1997. The National Government anticipates borrowing the equivalent of approximately U.S. $1.1 billion from the international capital markets in the 2003-2004 fiscal year.

The 2003-2004 National Budget provides for expenditure of R334 billion, an increase of 14.4% from 2002-2003, which is to be financed from ordinary revenue collections of R304.5 billion, an increase of 10.4% from 2002-2003, and the issuance of loans of R29.5 billion. The 2003-2004 National Budget deficit is expected to amount to 2.4% of GDP, compared with the revised 2002-2003 estimate of 1.4% of GDP, subject in each case to revision to reflect unspent money the government departments are permitted to carry over to the next financial year. An additional amount of approximately R3.3 billion has been allocated in the 2003-2004 National Budget for measures to strengthen national HIV/AIDS programs over the next three years. These measures include improved counseling and testing, increased access to treatment, particularly for pregnant women who are HIV-positive, and discussions with pharmaceutical companies to reduce the cost of medications. The 2003-2004 National Budget also allocates an additional amount of R2.7 billion to strengthen crime prevention and criminal justice programs.

In preparing the 2003-2004 National Budget, the National Government assumed a GDP growth rate of 3.3% and a consumer price inflation rate of 7.7%, in each case for fiscal year 2003-2004.

Personal income tax rates were reduced in 2002, primarily benefiting low- and middle-income brackets; the 2003-2004 National Budget grants further tax relief for individuals, repeals taxes on dividends from foreign companies and proposes measures to encourage small business development. Further tax proposals in the National Budget provide for improvements in the availability of low-income housing and certain adjustments intended to complement the National Government’s social and health policies. The 2003-2004 National Budget also proposes a tax amnesty on undeclared funds previously held offshore and outlines improvements in tax administration in order to sustain the enhanced levels of revenue collection that have been evident in recent years.

Because Consolidated Government expenditure presents a more relevant measure of trends in government finances in South Africa, particularly in the socioeconomic field, than does the National Budget, the expenditure table below focuses on this measure of government expenditure. See “Public Finance—Background” and “—2002-2003 National Budget and Consolidated Budgets” in the Form 18-K. The following table sets forth a functional classification of Consolidated Government expenditure for the periods indicated.

Consolidated Government Expenditure(1)

	Revised Estimate Budget 2002-2003	% of Total	Budget 2003-2004	% of Total
	(millions of rand and percentage of total)
General Government Services and Unallocable Expenditure(2)	R20,062.8	6.5%	R21,733.1	6.2%
Protection Services
Police	20,528.6	6.6	22,806.2	6.5
Defense and intelligence	20,762.8	6.7	22,481.0	6.4
Prisons	7,313.2	2.4	8,076.6	2.3
Justice	4,730.2	1.5	5,111.1	1.5

Total	53,334.8	17.2	58,474.9	16.6
Social Services
Education	62,756.6	20.2	69,062.8	19.7
Social security and welfare	41,966.4	13.5	48,652.2	13.8
Health	34,940.3	11.3	39,077.3	11.1
Community development(3)	8,124.8	2.6	10,155.7	2.9
Housing	5,552.6	1.8	6,547.7	1.9

Total	153,340.6	49.4	173,495.7	49.4
Economic Services
Transport and communication	13,824.8	4.5	15,537.3	4.4
Agriculture, forestry and fishing	5,729.0	1.8	6,709.7	1.9
Water schemes and related services	4,540.0	1.5	6,028.6	1.7
Mining, manufacturing and construction	1,503.3	0.5	1,821.0	0.5
Fuel and energy	1,507.8	0.5	1,695.5	0.5
Other(4)	9,136.9	2.9	11,856.6	3.4

Total	36,241.7	11.7	43,648.7	12.4
Total expenditure	262,979.8	84.8	297,352.5	84.6

Plus: Contingency reserve	—	—	3,000.0	0.9
Total expenditure before interest	262,979.8	84.8	300,352.5	85.5
Interest	47,250.0	15.2	50,986.0	14.5

Total consolidated expenditure	R310,229.8	100.0%	R351,338.5	100.0%

Note:  Columns may not add due to rounding.

(1)	Comprises National Government, Provincial Government and social security funds expenditure. The figures are estimates of the National Treasury and may differ from data published by Statistics South Africa.
(2)	Primarily general administration, cost of raising loans and unallocable capital expenditure.
(3)	Includes cultural, recreational and sport services.
(4)	Includes tourism, labor and multi-purpose projects.

Source:  National Treasury, Republic of South Africa.

The following table sets forth the composition, for the National Government only, of tax and other revenues estimated for the fiscal year ended March 31, 2003 and budgeted amounts for the fiscal year ending March 31, 2004.

National Government Revenue(1)

	Revised Estimate Budget 2002-2003	Budget 2003-2004 (before tax proposals)	Budget 2003-2004 (after tax proposals)
	(millions of rand)
Taxes on income and profits
Persons and individuals	R93,200.0	R110,140.0	R96,714.0
Companies	54,850.0	66,030.0	65,820.0
Secondary tax on companies	6,300.0	8,000.0	8,000.0
Tax on retirement funds	6,900.0	7,800.0	5,950.0
Other(2)	1,250.0	1,380.0	1,380.0

Total	162,500.0	193,350.0	177,864.0
Taxes on payroll and workforce Skills development levy	3,300.0	3,600.0	3,600.0
Total	3,300.0	3,600.0	3,600.0

Taxes on property
Transfer duties	3,500.0	4,250.0	3,815.0
Marketable securities tax	1,350.0	1,500.0	1,500.0
Estate duty	460.0	550.0	550.0
Donations tax	25.0	25.0	25.0

Total	5,335.0	6,325.0	5,890.0
Domestic taxes on goods and services
Value added tax/sales tax	70,600.0	80,700.0	81,000.0
Levies on fuel	15,200.0	15,700.0	16,342.0
Specific excise duties	10,282.0	10,457.0	11,364.0
Air departure tax	350.0	400.0	430.0
Ad valorem excise duties	1,020.0	1,150.0	335.0
Levy on financial services	0.2	0.2	0.2
Other(3)	102.3	143.0	143.0

Total	97,554.4	108,550.2	109,614.2
Taxes on international trade and transactions
Customs duties	9,500.0	11,000.0	11,000.0
Import surcharges	0.7	0.7	0.7
Other(4)	304.6	306.5	306.5

Total	9,805.3	11,307.2	11,307.2
Stamp duties and fees	1,600.0	1,950.0	1,750.0

Total tax revenue (gross)(5)	280,094.7	325,082.3	310,025.3
Less: SACU payments(6)	(8,259.4)	(9,722.7)	(9,722.7)
Total tax revenue (net)	271,835.3	315,359.6	300,302.6
Departmental revenue	3,588.7	4,031.4	4,031.4
Recoveries of loans and advances	164.0	75.0	75.0
Sales of assets	40.0	50.0	50.0
Grants received (RDP Fund)(7)	117.5	—	—

Total budget revenue of National Government	R275,745.5	R319,516.0	R304,459.0

Note:  Columns may not add due to rounding.

(1)	Revenue figures presented here are those collected at the National Government level and do not represent the Consolidated General Government, because own revenues of extra-budgetary accounts, social security fund and local governments are excluded.

(2)	Includes interest on overdue tax, non-resident shareholders’ tax, non-residents’ tax on interest and tax on undistributed profits.
(3)	Includes various levies, mining lease rights and licenses, cinematographic tax and other special levies.
(4)	Includes diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.
(5)	A portion of these budget revenues are, by law, paid into the National Revenue Fund (formerly the State Revenue Account) by the South African Revenue Service, but are not regarded as revenue according to the Government Finance Statistics classification method. Premium on government stock is excluded and is treated as “negative” loan redemptions. These receipts not regarded as revenue total R9,619.4 million in the revised estimate outcome for 2002-2003 and R6,341.0 million in the 2003-2004 budget (both before and after tax proposals).
(6)	South African Custom Union payments (excluding payments to the former TBVC states and formerly self-governing territories).
(7)	Domestic and foreign grants transferred from the Reconstruction and Development Program (“RDP”) Fund to finance RDP-related expenditure, and grants received from other spheres of government.

Source:  National Treasury, Republic of South Africa.

Total external National Government debt at March 31, 2003 was R74.3 billion, equal to 17.4% of total National Government debt, down from 18.9% at March 31, 2002. Total domestic National Government debt at March 31, 2003 was estimated to be R352.1 billion. It is estimated that at the end of the 2002-2003 fiscal year, total National Government debt will be R426.2 billion, or approximately 39.4% of GDP, down in absolute terms and as a percentage of GDP, from R432.5 billion, or approximately 42.9% of GDP, at March 31, 2002.

Against the background of a continued slowdown in the world economy, growth in GDP stood at 3% in 2002 and is expected to increase to 3.3% in 2003. Domestic economic growth in 2002 was sustained by growth in private and government investment, government consumption and household spending, the latter of which increased by 3.1% in 2002 and is expected to increase by 2.9% in 2003. Growth was also robust in the manufacturing, construction and services sectors. Growth in real gross domestic expenditure in 2002 amounted to 4.2%.

Consumer price inflation increased through 2002 due to the depreciation of the rand and rising food, housing and medical costs, peaking at an annualized rate of 12.7% in November 2002. By March 2003, consumer price inflation had decreased to 11.2% in response to higher interest rates and the appreciation of the rand. Consumer price inflation is expected to average 7.7% in 2003 and to decline to within the South African Reserve Bank’s inflation range of 3% to 6% for 2003.

The rand recovered strongly in 2002 from its depreciation in 2001 to gain 39.6% against the dollar over the course of the year. The rand also rose against other major currencies including the euro. The real effective exchange rate remains competitive, indicating prospects of continued growth for the South African export sector. At April 22, 2003 the rand was up approximately 15.6% against the dollar from its level on December 18, 2002.

The current account was in surplus during 2002, in an amount estimated at 0.3% of GDP. The improvement in the current account balance occurred mainly in the first and second quarters of 2002, primarily as a result of increased value of merchandise exports and a rise in net gold exports, which were valued at R20.8 billion in the first half of 2002. In the third quarter of 2002, the current account fell into a deficit as a result of reduced global demand for exports before recovering to a surplus in the fourth quarter due to renewed demand for exports. The current account is expected to return to a mild deficit position over the next few years in response to investment growth and continued import demand.

Weak demand conditions in OECD countries negatively affected South African export volumes in 2002, which declined approximately 4.0% notwithstanding that export volumes grew in the first half of 2002. Manufacturing exports now account for approximately 38% of total exports, with a total value of R111 billion in 2001.

S-12

While the share of primary sector exports has been declining, platinum exports have increased from 7.7% of total exports in 1998 to 11.7% of total exports in 2001, and now account for the major share of South African mining exports. Companies in this subsector plan to invest R35 billion, raising total output by approximately 30% by 2005. Service exports also recorded continued growth in 2002 and comprised 13.2% of total exports in 2001. Import volumes expanded by 3.6% in 2002, having remained virtually constant in 2001. Demand for imported investment goods was particularly high, with over 75% of imports comprising manufactured goods, of which 36% consisted of machinery and electrical equipment. Motor vehicles, parts and accessories and mining equipment also continue to remain significant imports.

In 2002, the quarter-on-quarter growth, seasonally adjusted and annualized, in the broadly defined money supply, or M3, decreased from 32.1% in the first quarter, to 18.2% in the second quarter, to 8.9% in the third quarter and to 7.1% in the fourth quarter. The slowdown in broad money supply growth resulted from a tighter monetary policy environment and a reduction in consumer price inflation. Annualized growth in M3 was 8.7% in February 2003. Growth in broad monetary aggregates in 2002 was concentrated in private corporate sector bank deposits. Growth in domestic credit extension over 12 months fell from 15.6% in January 2002 to 4.8% in December 2002, while growth in mortgage lending averaged 12% over this period.

Gross foreign reserves of South Africa remained stable in 2002, rising marginally from U.S. $7.5 billion in January 2002 to U.S. $7.7 billion in January 2003. Over the same period, net foreign reserves increased from U.S. $5.0 billion to U.S. $5.3 billion. The South African Reserve Bank’s net open forward position in foreign currency, which had been seen to be a contributing factor to the weakening of the rand, was reduced significantly over 2002 through a drawing down of a U.S. $1.5 billion syndicated loan in January 2002 and through the proceeds of an international debt issuance in April 2002. Combined with the increase in net foreign reserves, these efforts have resulted in a reduction of the net open forward position to U.S. $1.1 billion in January 2003. The 2003-2004 National Budget also further liberalizes foreign exchange controls applicable to South African companies and individuals.

The 2003-2004 National Budget maintains the National Government’s commitment to the restructuring of public enterprises. Since 1997, R27.6 billion has been realized from restructuring activities, of which R18.4 billion has been paid to the National Revenue Fund. The initial public offering of Telkom shares was consummated in March 2003 with a global offering to South African, U.S. and European investors, an offering that raised R3.9 billion. The sale by Transnet of a 20% stake in M-Cell has been completed. Portnet has been corporatized, as has a division of Denel. Eskom has been restructured into separate entities, and 30% of the electricity generation entity is expected to be sold. The National Government is also in the process of disposing of a 75% stake in Safcol and of its interests in Aventura.

In March 2003, the National Government released further details of the so-called “scorecard” measures of empowerment of historically disadvantaged South Africans, or HDSAs, in the South African mining sector. The scorecard sets targets for mining companies to achieve in areas such as HDSA participation in ownership and management, HDSA human resource development, improved housing and living conditions for mining communities, and mineral beneficiation activities (which involve extracting elements from mineral ores for other manufacturing use). The scorecard is part of the Socio-Economic Empowerment Charter for the South African Mining Industry, known as the Mining Charter, which was adopted in October 2002. While releasing the scorecard, the National Government set out HDSA ownership transfer targets of 26% of mining industry assets within 10 years and 15% within five years. The 10-year target is contained in the Mining Charter, while the five-year target has been articulated subsequent to the issuance of the Mining Charter. Both targets have been identified after extensive consultations between the National Government and mining industry representatives. See “The South African Economy—Principal Sectors of the Economy—Mining and Quarrying” in the Form 18-K.

In late March 2003, the Truth and Reconciliation Commission, or TRC, delivered its final report to President Thabo Mbeki. The National Government had established the TRC in 1996 for the purpose of investigating human rights abuses and politically motivated crimes between 1960 and 1994. The final report contained a number of observations and recommendations for consideration by the National Government. In mid-April 2003, President Mbeki tabled the report to Parliament in an address to Parliament and the South African nation. In that speech, President Mbeki announced the granting of a one-time payment of R30,000 each to approximately 22,000 victims of apartheid or their surviving families, for a total of R660 million, to be paid in the current fiscal year. Such payments already had been budgeted and are expected to be made out of the President’s Fund, a fund established by national legislation to provide financial compensation to victims of human rights violations. President Mbeki noted that these payments are in addition to other material commitments the National Government already has made to particular victims of apartheid, including programs regarding medical benefits, educational assistance and provision of housing, as well as the payment of interim reparations to the thousands requiring the most urgent assistance.

President Mbeki emphasized the importance of cooperative and voluntary partnerships to reconstruct and develop South African society, citing the many continuing consultations by the National Government with the South African business community to examine ways that the business community can contribute to this undertaking. President Mbeki stated that the National Government intends to intensify work in many of these areas, including poverty eradication, programs such as Black Economic Empowerment, encouraging better individual corporate social responsibility projects, implementing equity legislation and the Skills Development Levies Act, and improving the work of the Business Trust, a private initiative partnership between 145 South African companies and the National Government that provides voluntary private sector funding, based on each contributor’s total market capitalization, for community development projects under government direction. In light of the importance of this wide range of efforts underway in South Africa, President Mbeki stated that he did not believe that imposition of the one-time wealth tax on South African companies proposed by the TRC would be appropriate. In addition, President Mbeki, citing the TRC recommendation of a reparation fund to which the companies doing business in South Africa during the apartheid era should make contributions, stated that all South Africans should make voluntary contributions in the pursuit of a goal of a non-racial society, rather than simply a more limited group.

In his speech, President Mbeki also stated that the South African government is not and will not be a party to various lawsuits recently brought in the United States against companies that operated in South Africa during the apartheid period, adding that matters that are central to the future of South Africa should not be adjudicated in foreign courts that bear no responsibility for the well-being of South Africa and the ongoing pursuit of national reconciliation.

USE OF PROCEEDS

The net proceeds from the sale of the Notes are estimated to be €                     (before deduction of expenses) and will be used for the general purposes of the National Government. See “The External Sector of the Economy — Foreign Debt Arrangements” and “National Government Debt — Summary of External National Government Debt” in the Form 18-K.

DESCRIPTION OF NOTES

The Notes are to be issued pursuant to a fiscal agency agreement, dated as of November 1, 1994, and amended as of May 15, 2003 (as so amended, the “Fiscal Agency Agreement”), between South Africa and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as Fiscal Agent (the “Fiscal Agent”). The following statements and the statements under “Description of Debt Securities” in the Prospectus briefly summarize some of the terms of the Notes and the Fiscal Agency Agreement. Such statements do not purport to be complete and are qualified in their entirety by reference to the Fiscal Agency Agreement and to the form of Global Note, described below, filed or to be filed by South Africa with the Commission.

The Notes, which are to be issued in an aggregate principal amount of €                            , will bear interest at the rate set forth on the cover page of this Prospectus Supplement and will mature on                         . Interest on the Notes will be payable annually on                      of each year, commencing                         , to the persons in whose names the Notes are registered at the close of business on the preceding                      (whether or not a business day), as the case may be. Interest payable on a particular interest payment date will be calculated on the basis of the actual number of days in respect of which payment is being made divided by the number of days from, and including, the preceding interest payment date (or the issue date in the case of the first interest payment date) to, but excluding, the relevant interest payment date.

The Notes are not redeemable prior to maturity and are not entitled to the benefit of any sinking fund. At maturity, the Notes will be redeemed at par. Additional terms of the Notes are described in the Prospectus under “Description of Debt Securities”.

The Fiscal Agent is not a trustee for the holders of the Notes and does not have the same responsibilities or duties to act for such holders as would a trustee.

Particular Provisions Applicable to the Notes

The Notes will contain provisions regarding acceleration and voting on amendments, modifications and waivers that differ from the provisions described in the Prospectus. The provisions described in this Prospectus Supplement will govern the Notes. These provisions are commonly referred to as “collective action clauses.” Under these provisions, South Africa may amend certain key terms of the Notes, including the maturity date, interest rate and other payment terms, with the consent of less than all the holders of the Notes.

Events of Default and Acceleration of Maturity

The Notes will contain the same events of default as those described in the Prospectus, but the procedures for acceleration if an event of default occurs will be different from those described in the Prospectus. The events of default are the following:

(a) default in any payment of principal of (and premium, if any, on) or interest on any of the debt securities of such series and the continuance of the default for a period of more than 30 days after the due date; or

(b) failure to perform or observe any other obligation under the debt securities of such series and the continuance of the default for a period of 60 days following written notice of the default to the South African government at the office of the Fiscal Agent by any holder (except where the failure is not capable of remedy, in which event no notice is required); or

(c) if

(i) any other present or future External Indebtedness becomes due and payable prior to its stated maturity by reason of default, or any such External Indebtedness is not paid at its maturity as extended by any applicable grace period, or any External Indebtedness in the form of a guarantee is not honored when due and called upon or within any applicable grace period, or

(ii) the South African government declares a general moratorium on the payment of any External Indebtedness.

If prior to receipt of a demand by the Fiscal Agent all defaults have been cured, the Notes may not be declared due and payable immediately. Because each series of debt securities is independent of each other series, a default with respect to one series of debt securities will not, in itself, constitute a default with respect to, or permit the acceleration of the maturity of, debt securities of a different series except as provided in clause (c) above.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the Notes outstanding (as defined below) may, by notice to the Fiscal Agent, declare all the Notes to be due and payable immediately.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the Notes will become immediately due and payable on the date South Africa receives written notice of the declaration, unless South Africa has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the outstanding Notes may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Meetings, Amendments and Waivers

South Africa may call a meeting of the holders of the Notes at any time regarding the Fiscal Agency Agreement or the Notes. South Africa will determine the time and place of the meeting. South Africa will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the Fiscal Agent will call a meeting of the holders of the Notes if the holders of at least 10% of the aggregate principal amount of the outstanding Notes have delivered a written request to the Fiscal Agent setting forth the action they propose to take. The Fiscal Agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 30 and not more than 60 days before the meeting.

Only holders of Notes and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing a majority of the aggregate principal amount of the outstanding Notes will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the aggregate principal amount of the outstanding Notes will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are specified below, holders or proxies representing 75% of the aggregate principal amount of the outstanding Notes will constitute a quorum. The Fiscal Agent will set the procedures governing the conduct of the meeting.

South Africa, the Fiscal Agent and the holders may generally modify or take actions with respect to the Fiscal Agency Agreement or the terms of the Notes:

•	with the affirmative vote of the holders of not less than 66 2/3% of the aggregate principal amount of the outstanding Notes that are represented at a meeting; or

•	with the written consent of the holders of not less than 66 2/3% of the aggregate principal amount of the outstanding Notes.

However, the holders of not less than 75% of the aggregate principal amount of the outstanding Notes, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the Notes that would:

•	change the due dates for the payment of principal of or interest on the Notes;

•	reduce any amounts payable on the Notes;

•	reduce the amount of principal payable upon acceleration of the maturity of the Notes;

•	change the payment currency or places of payment for the Notes;

•	permit early redemption of the Notes or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the percentage of holders of the Notes whose vote or consent is needed to amend, supplement or modify the Fiscal Agency Agreement (as it relates to the Notes) or the terms and conditions of the Notes or to take any other action with respect to the Notes or change the definition of “outstanding” with respect to the Notes;

•	change South Africa’s obligation to pay any additional amounts;

•	change the governing law provision of the Notes;

•	change the courts to the jurisdiction of which South Africa has submitted, South Africa’s obligation to appoint and maintain an agent for service of process in Washington, D.C. or The City of New York or South Africa’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the Notes, as described in the Prospectus;

•	in connection with an exchange offer for the Notes, amend any event of default under the Notes; or

•	change the status of the Notes, as described under “Description of Debt Securities — Nature of the Obligations of the South African Government” in the Prospectus.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the Notes, can be made without the consent of individual holders of the Notes, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding Notes) agree to the change.

South Africa and the Fiscal Agent may, without the vote or consent of any holder of the Notes, amend the Fiscal Agency Agreement or the Notes for the purpose of:

•	adding to South Africa’s covenants for the benefit of the holders;

•	surrendering any of South Africa’s rights or powers;

•	providing collateral for the Notes;

•	curing any ambiguity or correcting or supplementing any defective provision; or

•	making any other change that (a) is not inconsistent with the Notes and (b) does not adversely affect the interest of any holder of the Notes in any material respect.

For purposes of determining whether the required percentage of holders of the Notes has approved any amendment, modification or change to, or waiver of, the Notes or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of the Notes, Notes owned, directly or indirectly, by South Africa or any public sector instrumentality of South Africa will be disregarded and deemed not to be outstanding, except that in determining whether the Fiscal Agent shall be protected in relying upon any amendment, modification, change or waiver, or any

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notice from holders, only Notes that the Fiscal Agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the South African Reserve Bank, any department, ministry or agency of the South African government or any corporation, trust, financial institution or other entity owned or controlled by the South African government or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or to elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Form, Denominations and Registration

The statements set forth in this Prospectus Supplement in this subsection and in ‘‘— Definitive Notes’’ and in the section entitled ‘‘Clearing and Settlement’’ include summaries of certain rules and procedures of Clearstream, Luxembourg and Euroclear that affect transfers of interests in the Global Notes.

The Notes will be issued as one or more Global Notes in book-entry form registered in the name of Clearstream, Luxembourg and Euroclear, or a nominee thereof. Investors may hold book-entry interests in a Global Note through organizations that participate, directly or indirectly, in the Clearstream, Luxembourg and Euroclear systems. Book-entry interests in the Notes and all transfers relating to the Notes will be reflected in the book-entry records of Clearstream, Luxembourg and Euroclear. The initial common depositary for Clearstream, Luxembourg and Euroclear will be Deutsche Bank AG. The Depository Trust Company will not be the depositary for the Notes.

Except as provided below, the Global Notes may be transferred, in whole and not in part, only to Clearstream, Luxembourg and Euroclear, another nominee of Clearstream, Luxembourg and Euroclear, or a successor of Clearstream, Luxembourg and Euroclear or its nominee.

Beneficial interests in the Global Notes will be represented, and transfers of such beneficial interests will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in Clearstream, Luxembourg and Euroclear. Such beneficial interests will be in denominations of €1,000 and integral multiples of €1,000. Investors also may hold beneficial interests in the Global Notes directly through Clearstream, Luxembourg and Euroclear.

Clearstream, Luxembourg and Euroclear may grant proxies or otherwise authorize Clearstream, Luxembourg and Euroclear participants (or persons holding beneficial interests in the Notes through those participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the Fiscal Agency Agreement or the Notes.

Persons who are not Clearstream, Luxembourg or Euroclear participants may beneficially own Notes held by Clearstream, Luxembourg and Euroclear only through direct or indirect participants in Clearstream, Luxembourg and Euroclear. So long as Clearstream, Luxembourg or Euroclear, or a nominee thereof, is the registered owner of the Global Notes, the registered owner for all purposes will be considered the sole holder of the Global Notes under the Fiscal Agency Agreement and the Notes. Except as provided below, owners of beneficial interests in the Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the holders of the Notes under the Fiscal Agency Agreement or the Notes. Accordingly, each person owning a beneficial interest in a Note must rely on the procedures of Clearstream, Luxembourg and Euroclear and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of Notes. South Africa understands that, under existing industry practice, in the event that any owner of a beneficial interest in the Global Notes desires to take any action that the registered owner, as the holder of such Global Notes, is entitled to take, the registered owner would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Payment

Payment of principal of and interest on the Global Notes will be made to Clearstream, Luxembourg or Euroclear, or a nominee thereof, as the registered owner. The principal of and interest on the Notes will be payable in euros or in such other coin or currency of the European Union as at the time of payment is legal tender for the payment therein of public and private debts. Upon receipt of any payment of principal of or interest on the Global Notes, participants’ accounts will be credited in accordance with applicable Clearstream, Luxembourg and Euroclear rules and procedures. Neither South Africa nor the Fiscal Agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Any moneys held by the Fiscal Agent in respect of the Notes and remaining unclaimed for two years after the amount becomes due and payable will be returned to South Africa, and the holder of such Note will thereafter look only to South Africa for any payment to which the holder may be entitled. See “Description of Notes — Prescription” in this Prospectus Supplement.

Foreign Currency Risks

An investment in a security denominated in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities may present currency-related risks not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the euro and the possibility of the imposition or modification of foreign exchange controls with respect to the euro and the home currency. Such risks generally depend on events over which South Africa has no control, such as economic and political events and the supply of and demand for the euro and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the Notes. Depreciation of the euro against the relevant home currency could result in a decrease in the effective yield of a particular security below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisers as to the risks involved in an investment in the Notes.

Prescription

To the extent permitted by applicable law, the Notes will become void unless presented for payment within a period of 10 years following (i) the maturity date or (ii) if payment in full has not been received by the Fiscal Agent or Paying Agent on or prior to the maturity date, the date on which notice is given to holders of the Notes that payment in full has been received.

Definitive Notes

South Africa will cause Notes to be issued in definitive form in exchange for Global Notes only if Clearstream, Luxembourg or Euroclear, or a nominee thereof notifies South Africa in writing that it is

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no longer willing or able to discharge its responsibilities as depositary for the Global Notes properly and South Africa is unable to locate a qualified successor within 90 days after receiving such notice, or if an event of default has occurred and is continuing as described under “Description of Debt Securities —   Events of Default” in the Prospectus. South Africa also may at any time and in its sole discretion determine not to have any of the Notes represented by the Global Notes. If any of the three above events occurs, South Africa will reissue the Notes in fully certificated, registered form in denominations of €1,000 and integral multiples thereof and will recognize the registered holders of the definitive Notes as holders under the Fiscal Agency Agreement. Such Notes may be presented for registration of transfer or exchange at the office of the Fiscal Agent in The City of New York, at the office of the Fiscal Agent’s affiliate in London, England, or at the office of the Luxembourg Transfer and Paying Agent in Luxembourg, and principal and interest will be payable at such offices, provided that interest may be paid by check mailed to the registered holders of the definitive Notes. In the event of the issuance of definitive Notes and for as long as the Notes are listed on the Luxembourg Stock Exchange and so long as the rules of the Luxembourg Stock Exchange so require, the South African government will maintain a transfer agent and paying agent in Luxembourg.

A definitive Note will be transferable in whole or in part in an authorized denomination upon the surrender of the certificate evidencing the definitive Note to be transferred, together with the form of transfer duly endorsed on it completed and executed, at the specified office of any transfer agent. In the case of a transfer of only part of a definitive Note, a new certificate in respect of the balance not transferred will be issued to the transferor.

In the event that definitive Notes are issued, the Transfer and Paying Agent and its specified office shall be as set forth at the end of this document, and payment of principal will be made only against presentation and surrender of the definitive Notes to the Transfer and Paying Agent. The South African government reserves the right at any time to vary or terminate the appointment of any transfer agent and paying agent and to appoint additional or other transfer agents and paying agents. If the South African government appoints additional or other transfer or paying agents in Luxembourg, notice of such change will be published in Luxembourg as set forth in the section entitled “Notices” in this Prospectus Supplement.

Replacement of the Notes

Should any Global Note or definitive Note be mutilated, lost, stolen or destroyed, it may be replaced on such terms as to evidence and indemnity as the South African government may require. Mutilated Notes must be surrendered before replacement therefor will be issued. Application for replacement may be made only by the registered holder of the Note and shall be made at the specified office of the Fiscal Agent in The City of New York, the Fiscal Agent’s affiliate in London, England, or the Transfer and Paying Agent in Luxembourg set out at the end of this document.

Further Issues

South Africa may from time to time without notice to or the consent of the registered holders of the Notes create and issue further notes ranking equally and ratably with the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes shall be consolidated and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as the Notes, provided that such additional notes do not have, for purposes of United States federal income taxation, a greater amount of original issue discount, if any, than the Notes have as of the date of the issue of such additional notes.

South African Taxation

Under existing South African law, all payments of principal and interest in respect of the Notes will be exempt from any taxes, levies, imposts, duties, deductions, withholdings or other charges, of whatsoever nature, imposed, levied, collected, withheld or assessed by the South African government or any political subdivision or taxing authority thereof or therein (all of which are referred to herein as “South African Taxes”) so long as the beneficial owner of the relevant Notes and the recipient of any interest payable in respect thereof is either:

(1)	a natural person who:

•	is not ordinarily resident in South Africa, Botswana, Lesotho, Namibia or Swaziland, and

•	does not carry on business in South Africa and was physically absent from South Africa for at least 183 days during the relevant year of assessment; or

(2)	a company, incorporated association, corporation or other body corporate which is not incorporated, registered, managed, controlled or resident in South Africa, Botswana, Lesotho, Namibia and Swaziland, provided that:

•	the ownership of the debt securities is not effectively connected with a business carried on by that company in South Africa, Botswana, Lesotho, Namibia or Swaziland.

A natural person will be a resident of South Africa if he or she is:

•	ordinarily resident in South Africa; or

•	is physically present in South Africa for more than 91 days in aggregate during the relevant year of assessment, for more than 91 days in aggregate during each of the preceding three years and for more than 549 days in the aggregate during such three years.

A company, incorporated association, corporation or other body corporate will be a resident of South Africa if it is incorporated, established or formed in South Africa or if it is effectively managed in South Africa.

Except as otherwise provided in the Prospectus and subject to the limitations expressed therein, the South African government has agreed to pay, to the extent permitted by law, such additional amounts as are necessary in order that the net payment, after the imposition of any South African taxes, will not be less than the amount the holder of the Notes would have received in the absence of South African Taxes. See “Description of Debt Securities — South African Taxation” in the Prospectus.

United States Taxation

This section describes the material United States federal income tax consequences to a United States holder, as defined below, of owning the Notes we are offering and supplements the information regarding United States taxation in respect of the Notes under “Description of Debt Securities – United States Taxation” in the Prospectus. It applies to you only if you acquire Notes in the offering at the offering price and you hold your Notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns Notes that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns Notes as part of a straddle or conversion transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Please consult your own tax adviser concerning the consequences of owning these Notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

Payments of Interest

You will be taxed on any interest on your note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

(1)	Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

(2)	Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

When you actually receive an interest payment for which you accrued an amount of income, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your note, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Purchase, Sale and Retirement of the Notes

Your tax basis in your note will generally be the U.S. dollar cost, as defined below, of your Note.

The U.S. dollar cost of your Note will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your Note is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your Note will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize gain or loss on the sale or retirement of your Note equal to the difference between the amount you realize on the sale or retirement and your tax basis in your Note. If your Note is sold or retired for an amount in euros, the amount you realize will be the U.S. dollar value of such amount on:

•	the date payment is received, if you are a cash basis taxpayer and the Notes are not traded on an established securities market, as defined in the applicable Treasury regulations,

•	the date of disposition, if you are an accrual basis taxpayer, or

•	the settlement date for the sale, if you are a cash basis taxpayer, or an accrual basis taxpayer that so elects, and the Notes are traded on an established securities market, as defined in the applicable Treasury regulations.

You will recognize capital gain or loss when you sell or retire your Note, except to the extent attributable to accrued but unpaid interest, or attributable to changes in exchange rates as described below. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years.

You must treat any portion of the gain or loss that you recognize on the sale or retirement of a Note as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If you receive euros as interest on your Note or on the sale or retirement of your Note, your tax basis in the euro will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase euros, you generally will have a tax basis equal to the U.S. dollar value of the euro on the date of your purchase. If you sell or dispose of a euro, including if you use it to purchase Notes or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

Change in Backup Withholding Rates

The 31% federal backup withholding tax rate described in “Description of Debt Securities – United States Taxation” in the Prospectus has been reduced to 30% with respect to payments made in the year 2003, and is scheduled to be reduced to 29% in 2004, and 28% in 2006.

Notices

All notices will be published in English, in London in the Financial Times, in New York in The Wall Street Journal, and, as long as the Notes are listed on the Luxembourg Stock Exchange, in a daily newspaper of general circulation in Luxembourg. If at any time publication in such newspaper is not practicable, notices will be valid if published in an English language newspaper selected by South Africa with general circulation in the United States market region. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made.

CLEARING AND SETTLEMENT

Clearstream, Luxembourg and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

The Clearing Systems

South Africa understands the following regarding the clearing systems of Clearstream, Luxembourg and Euroclear:

Clearstream, Luxembourg. Clearstream, Luxembourg is owned by a parent corporation, Clearstream International, société anonyme, the shareholders of which are banks, securities dealers and financial institutions. Clearstream, Luxembourg is registered as a bank in Luxembourg, and as such is subject to regulation by the Institut Monétaire Luxembourgeois, the Luxembourg monetary authority, which supervises Luxembourg banks.

Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfers between their accounts. Distributions with respect to Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures.

Euroclear. Euroclear is operated by Euroclear Bank S.A./N.V. Euroclear Bank holds securities and book-entry interest in securities for participating organizations and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries.

Euroclear Bank provides Euroclear participants with, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations including the Underwriters. Non-participants of Euroclear may hold and transfer book- entry interests in the Notes through accounts with a direct Euroclear participant or any other securities intermediary that holds a book-entry interest in the Notes through one or more securities intermediaries standing between such other securities intermediary and Euroclear Bank. Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with its rules and procedures.

S-23

Global Clearance and Settlement Procedures

The Underwriters expect to deliver the Notes in book-entry form through the facilities of Clearstream, Luxembourg and Euroclear against payment in immediately available funds in euros.

The distribution of the Notes will be cleared through Clearstream, Luxembourg and Euroclear. The Depository Trust Company will not be involved in the clearance or settlement of the Notes. Any secondary market trading of book-entry interests in the Notes will take place through Euroclear and Clearstream, Luxembourg participants and will settle in same-day funds. Owners of book-entry interests in the Notes will receive payments relating to their Notes in euros as set forth in the section entitled “Description of Notes — Payment” in this Prospectus Supplement.

The policies of Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchanges and other matters relating to the investor’s interest in securities held by them. South Africa has no responsibility for any aspect of the records kept by Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. South Africa also does not supervise these systems in any way.

Although Clearstream, Luxembourg and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers, they are not obligated to perform or to continue to perform these procedures and may change or discontinue them at any time.

UNDERWRITING

Subject to the terms and conditions set forth in a pricing agreement, South Africa has agreed to sell to each of the Underwriters named below, for whom Citigroup Global Markets Limited and Dresdner Bank AG London Branch are acting as representatives, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below. Under the terms and conditions of the pricing agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

Underwriters	Principal Amount of Notes
Citigroup Global Markets Limited	€
Dresdner Bank AG London Branch	€
The Standard Bank of South Africa Limited	€

Total	€

The Notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers.

Each of the Underwriters has agreed that it has not offered, sold or delivered, and it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the Prospectus or any other offering material relating to the Notes, in or from any jurisdiction outside the United States except under circumstances that will to the best knowledge and belief of such Underwriter result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on South Africa except as set forth in the pricing agreement.

Each of the Underwriters has agreed to act through its respective U.S. affiliate or other U.S. broker-dealer, when offering the Notes for sale in the United States.

The Underwriters acknowledge that the Notes will constitute controlled securities as defined in the South African Exchange Control Regulations, 1961 (as amended), and as such may not be acquired by any person who is a resident of South Africa except in accordance with such Regulations and the directives or authorities issued or granted by the Exchange Control Department of the Reserve Bank in respect of the Regulations from time to time.

Each of the Underwriters has represented, warranted and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, and (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer, and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Each of the Underwriters has agreed that the Notes may not be offered or sold to the public in France and neither this Prospectus Supplement, which has not been submitted to the clearance procedure of the French authorities, nor any other offering material or information contained therein relating to the Notes may be released, issued, or distributed or caused to be released, issued, or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription or sale of the Notes to the public in France. Any such offers, sales and distributions may be made in France only to (i) qualified investors (investisseurs qualifiés) and/or (ii) a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in article L.411-2 of the French monetary and financial Code and Decree no. 98-880 dated October 1, 1998. Such Notes may be resold only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 of the French monetary and financial Code.

Each of the Underwriters has agreed that the public will not be solicited in connection with the offer or sale in Italy of the Notes, and that they will not offer, sell or deliver any Notes in Italy or distribute copies of this offering memorandum or any materials relating to the Notes in Italy, unless such activities (i) are carried out by or through intermediaries authorized to perform investment services in Italy, (ii) either do not qualify as a solicitation of investment or qualify as a solicitation exempted from the requirement of a prospectus, and (iii) are carried out in compliance with the 1998 Unified Act on Financial Intermediation (Legislative decree No. 58 of 1998) and applicable Commissione Nazionale per le Società e la Borsa and banking regulations, including any relevant limitations which the Bank of Italy may impose upon the offer or sale of the Notes in Italy. Pursuant to Section 129 of the 1993 Unified Banking Act, Bank of Italy has been notified of the offer and sale to Italian Notes. Review of the application by the Bank of Italy is currently pending.

Each of the Underwriters has agreed that the Notes may only be offered in the Netherlands to persons who trade or invest in securities in the conduct of their profession or business, which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises which regularly, or as ancillary activity, invest in securities.

Each of the Underwriters has agreed that no action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the Notes, or distribution of a prospectus or any other offering material relating to the Notes. In particular, no sales prospectus (Verkaufsprospekt) within the meaning of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) of December 13, 1990, as amended, or the German Sales Prospectus Act, has been or will be published within the Federal Republic of Germany, nor has this Prospectus Supplement been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within the Federal Republic of Germany. Accordingly, any offer or sale of the Notes or any distribution of offering material within the Federal Republic of Germany may violate the provisions of the German Sales Prospectus Act.

Each of the Underwriters has represented and agreed that the Notes being purchased by it will be purchased by it as principal and it has not offered or sold, and it will not offer or sell any of the Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to or for the benefit of, any Japanese Person or to others for reoffer or resale, directly or indirectly, in Japan or to or for the benefit of any Japanese Person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Each of the Underwriters has agreed that it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong; and it has not issued and will not issue any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Purchasers may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth above.

South Africa has been advised by the representatives of the Underwriters that one or more of the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given as to the liquidity of, or the trading markets for, the Notes.

In connection with the sale of the Notes, certain of the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the offering, creating a short position. In addition, the Underwriters may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters will not be required to engage in these activities, and may end any of these activities at any time.

South Africa has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933.

Certain of the Underwriters from time to time have performed various investment and commercial banking services for South Africa in the ordinary course of its business.

South Africa estimates that it will pay approximately €                     for expenses associated with the offering of the Notes, including partial reimbursement of the Underwriters’ expenses.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon on behalf of South Africa by Advocate Enver Daniels, S.C., The Chief State Law Adviser of the Republic of South Africa, and on behalf of the Underwriters by Sullivan & Cromwell LLP, New York, New York. As to all matters of South African law, Sullivan & Cromwell LLP may rely on the opinion of Advocate Enver Daniels, S.C. All statements with respect to matters of South African law in this Prospectus Supplement and the Prospectus have been passed upon by and are made upon his authority. Sullivan & Cromwell LLP and Advocate Enver Daniels, S.C. have given and not withdrawn their written consents to the issue of this document with the inclusion of the references to them in the form and context in which they are in fact included. Sullivan & Cromwell LLP may act from time to time on behalf of the South African government.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

On December 18, 2002, the Republic filed an Annual Report on Form 18-K for the fiscal year ended March 31, 2002. On February 28, 2003, the Republic filed Amendment No. 1 on Form 18-K/A. The Form 18-K and Form 18-K/A are incorporated by reference into the Prospectus and are available free of charge at the specified office of the Luxembourg Listing Agent. See “General Information” below and “Incorporation of Certain Documents By Reference” in the Prospectus. Copies of the Republic’s Annual Reports and National Budgets also may be reviewed on the Internet site of the Securities and Exchange Commission at (http://www.sec.gov). This site contains reports and other information regarding issuers that file electronically with the Commission.

GENERAL INFORMATION

The Notes have been accepted for clearance through Clearstream, Luxembourg and Euroclear. The Common Code for the Notes is                      and the ISIN for the Notes is                              .

The issue and sale of the Notes have been authorized by the Minister of Finance of the Republic of South Africa by virtue of a certificate of authorization pursuant to the authority conferred upon him by Sections 66(2)(a), 71 and 72 of the Public Finance Management Act, No. 1 of 1999 (as amended by the Public Finance Management Amendment Act, No. 29 of 1999), of the Republic of South Africa.

Information included in this Prospectus Supplement that is identified as being derived from a publication of, or supplied by, the South African National Government or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the South African National Government.

Save as disclosed herein, in the Prospectus, Form 18-K and Form 18-K/A, there has been no material adverse change in the financial condition of South Africa which is material in the context of the issue of the Notes since March 31, 2003.

Save as disclosed herein, in the Prospectus, Form 18-K and Form 18-K/A, South Africa is not involved in any litigation, arbitration or administrative proceedings which are material in the context of the issue of the Notes nor, so far as South Africa is aware, are any such litigation, arbitration or administrative proceedings involving it pending or threatened.

South Africa has appointed Deutsche Bank Luxembourg S.A. as the Luxembourg Listing Agent, as the intermediary between South Africa and the holders of the Notes and as the Luxembourg Transfer and Paying Agent, and, for so long as the Notes are listed on the Luxembourg Stock Exchange, and so long as the rules of the Luxembourg Stock Exchange so require, South Africa will maintain a listing agent, transfer agent and paying agent in Luxembourg. Deutsche Bank Luxembourg S.A., as Listing Agent, will act as intermediary between the Luxembourg Stock Exchange and the South African government for the duration of the issue. In the event of an issuance of definitive certificates, Deutsche Bank Luxembourg S.A., as Luxembourg Transfer and Paying Agent, will make payments of principal and interest and register transfers in the manner described in the section entitled “Description of Notes—Definitive Notes” in this Prospectus Supplement.

Copies of the following documents will, so long as any Notes are outstanding, be available for inspection during usual business hours at the specified office of the Luxembourg Listing Agent: (a) the Fiscal Agency Agreement (which will contain the form of the Global Notes) and (b) the authorization of the Minister of Finance of the Republic of South Africa pursuant to the Public Finance Management Act, No. 1 of 1999 (as amended by the Public Finance Management Amendment Act, No. 29 of 1999), authorizing the issue and sale of the Notes. In addition, copies of the Form 18-K and copies of the Republic’s Annual Reports and National Budgets will be available in English, free of charge, at the specified office of the Luxembourg Listing Agent for so long as the Notes are outstanding or listed on the Luxembourg Stock Exchange. Copies of the Republic’s Annual Reports and National Budgets also may be reviewed on the Internet site of the Securities and Exchange Commission at (http://www.sec.gov). This site contains reports and other information regarding issuers that file electronically with the Commission. The Republic expects to file with the Commission annual reports for each fiscal year, which ends March 31, in December of the same year, at which time updated financial and statistical information of the Republic, including revised Distribution of Merchandise Trade data, becomes available.

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PROSPECTUS

Republic of South Africa

Debt Securities

and/or

Warrants to Purchase

Debt Securities

By this prospectus, the Republic of South Africa may offer debt securities and warrants to purchase debt securities with a total maximum offering price of $2,000,000,000 (or the equivalent in other currencies or composite currencies).

The Republic of South Africa may offer from time to time as separate issues one or more series of unsecured debt securities or warrants to purchase debt securities which will rank equally with its present and future unsecured and unsubordinated general obligations for moneys borrowed.

The Republic of South Africa will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus or into any prospectus supplement, carefully before you make any decision to invest in the debt securities or warrants to purchase debt securities. This prospectus may not be used to make offers or sales of debt securities or warrants to purchase debt securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 29, 2000.

INCORPORATION OF CERTAIN

DOCUMENTS BY REFERENCE

The Republic of South Africa files annual reports on Form 18-K with the U.S. Securities and Exchange Commission on a voluntary basis. The Republic’s Annual Report on Form 18-K for the fiscal year ended March 31, 1999 filed with the SEC on December 29, 1999 is hereby incorporated by reference into this prospectus and any accompanying prospectus supplement. Each Annual Report on Form 18-K (including all exhibits to the Annual Report) and any amendments to the Form 18-K on Form 18-K/A (including all exhibits), filed with the Commission by the Republic on or subsequent to the date of this prospectus and prior to the termination of any offering of the Debt Securities and/or Warrants to Purchase Debt Securities, will be deemed to be incorporated by reference into this prospectus and into any accompanying prospectus supplement and to be a part of this prospectus and of any prospectus supplement from the date of the filing of the Form 18-K or Form 18-K/A and will supersede and replace any prior Form 18-K. As used in this prospectus, the term “Annual Report” will refer to any Form 18-K incorporated in this prospectus not superseded or replaced by operation of the preceding sentence.

Any statement in this prospectus or contained in a document that is incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus or any accompanying prospectus supplement to the extent that a statement contained in the accompanying prospectus supplement or in any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement modified or superseded will not be deemed, except as modified or superseded by a document incorporated by reference into this prospectus, to constitute a part of this prospectus or any accompanying prospectus supplement.

Any person receiving a copy of this prospectus may obtain, without charge, upon request, a copy of any of the documents incorporated by reference into this prospectus, except for the exhibits to documents incorporated by reference into this prospectus (other than exhibits expressly incorporated by reference into those documents). Requests for documents incorporated by reference into this prospectus should be directed to: Ms. Sheila Sisulu, Ambassador, Embassy of South Africa, 3051 Massachusetts Avenue, Washington, D.C. 20008.

USE OF PROCEEDS

Unless otherwise specified in an applicable prospectus supplement, the net proceeds from the sale of the debt securities and warrants to purchase debt securities will be used for the general purposes of the National Government.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions common to all series of the debt securities and the fiscal agency agreement (copies of which are or will be filed as exhibits to the registration statement). This summary does not purport to be complete and is qualified in its entirety by reference to these exhibits and all provisions of the fiscal agency agreement and the debt securities.

General

The South African government may issue one or more series of debt securities as it chooses to authorize.

The accompanying prospectus supplement will describe the following terms of the debt securities:

•	the title;

•	the price or prices at which we will issue the debt securities;

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

•	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

•	the date or dates on which principal and interest will be payable;

•	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

•	the place or places where principal and interest payments will be made;

•	the time and price limitations on redemption of the debt securities;

•	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

•	whether the debt securities will be in bearer form (which may or may not be registrable as to principal) with interest coupons, if any, or in fully registered form, or both, and restrictions on the exchange of one form for another;

•	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which these amounts will be determined;

•	whether and under what circumstances the South African government will issue the debt securities as global debt securities; and

•	any other specific terms of the debt securities.

Any debt securities offered by the South African government that are exchangeable for other debt securities or for equity securities of entities owned by South Africa will be described in the prospectus supplement relating to such debt securities. Any special United States federal income tax and other considerations applicable to any debt securities (i) issued with original issue discount, (ii) denominated in a currency other than the U.S. dollar or (iii) payments on which are determined by reference to any index also will be described in the prospectus supplement relating to such debt securities.

There will be a fiscal agent or agents for the South African government in connection with the debt securities whose duties will be governed by the fiscal agency agreement. The South African government will appoint a fiscal agent for each series of debt securities, which may or may not be the same fiscal agent. So long as no conflict of interest arises, the fiscal agent may engage or be interested in any financial or other transaction with the South African government. The fiscal agent is the agent of the South African government. The fiscal agent is not a trustee for the holders of debt securities and does not have a trustee’s responsibilities or duties to act for the holders of debt securities.

The South African government may issue debt securities that bear no interest or interest at a rate which at the time of issuance is below market rates to be sold at a substantial discount below their stated principal amount. Special considerations applicable to any debt securities sold at a discount will be described in the prospectus supplement relating to the debt securities.

The South African government will make payments of principal of (and premium, if any) and interest on the debt securities at the place or places and in the currency or currencies it designates and sets forth in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, interest on fully registered debt securities will be paid by check mailed to the persons in whose names the debt securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at the person’s address that appears on the register of the debt securities.

Currency Transfer Guarantee

Unless otherwise provided in the applicable prospectus supplement, the debt securities will benefit from a currency transfer guarantee of the Reserve Bank, under which the South African Reserve Bank, in its capacity as the agent for the Minister of Finance for purposes of enforcement of South African Exchange Control Regulations, will irrevocably and unconditionally guarantee that the transfer to the fiscal agent of all sums in the amount and in the currency required for the fulfillment of the financial obligations arising from the debt securities and the fiscal agency agreement will be authorized in good time, under all circumstances and without any limitations, notwithstanding any restrictions that may be in force at that time in South Africa and without any obligation of a holder of debt securities or the fiscal agent to submit an affidavit or to comply with any other formality.

Nature of the Obligations of the South African Government

The debt securities will constitute the direct, unconditional, general and (subject to the provisions below) unsecured obligations of the South African government and will rank equally, without any preference among themselves, with all present and future unsecured and unsubordinated general obligations of the South African government for moneys borrowed. The full faith and credit of the South African government will be pledged for the due and punctual payment of, and the due and timely performance of all the South African government’s obligations relating to, the debt securities. Amounts payable in respect of principal of and interest on the debt securities will be charged upon and be payable out of the State Revenue Account of the South African government, where the public revenues of the South African government are deposited, equally and ratably with all other amounts so charged and amounts payable in respect of all other general loan obligations of the South African government.

Negative Pledge

So long as any debt security remains outstanding, the South African government will not create any mortgage, pledge, lien or other arrangement creating security upon any of its present or future revenues or assets to secure any present or future debt of the South African government, including:

•	moneys borrowed by the South African government, and

•	guarantees given by the South African government of debts incurred by other parties which are denominated or payable in a currency other than the South African rand without equally and rateably securing the outstanding debt securities. The South African government may, however, create security on goods or other assets provided to or acquired by it and securing a sum not greater than the purchase price, including interest and other related charges, of these goods or assets and related services.

South African Taxation

Under existing South African law, all payments of principal and interest in respect of the debt securities will be exempt from any taxes, levies, imposts, duties, deductions, withholdings or other charges, of whatsoever nature, imposed, levied, collected, withheld or assessed by the South African government or any political subdivision or taxing authority thereof or therein (all of which are referred to herein as “South African Taxes”) so long as the beneficial owner of the relevant debt security is either

(1)  a natural person who:

•	is not ordinarily resident in South Africa, Botswana, Lesotho, Namibia or Swaziland, and

•	does not carry on business in South Africa and was physically absent from South Africa for at least 183 days during the relevant year of assessment, or

(2)  a company, incorporated association, corporation or other body corporate which is managed or controlled outside South Africa, Botswana, Lesotho, Namibia and Swaziland, provided that:

•	the ownership of the debt securities is not effectively

connected with a business carried on by that company in South Africa, Botswana, Lesotho, Namibia or Swaziland.

Without prejudice to the foregoing, if any payment of principal or interest is not exempt as aforesaid, the South African government has agreed to pay, to the extent permitted by law, such additional amounts as are necessary in order that the net payment, after the imposition of any South African Taxes, will not be less than the amount the holder would have received in the absence of South African Taxes, except that no such additional amounts shall be payable in respect of:

(a)  any South African Taxes that are imposed by reason of the failure of the holder or beneficial owner of the debt security to make a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or

(b) any Debt Security presented for payment more than 30 days after

(i)  the date on which such payment first becomes due, or

(ii)  if the full amount of the money payable has not been received by the fiscal agent on or prior to such due date, the date on which the full amount of such money having been so received that notice to that effect shall have been duly given in the manner provided in the fiscal agency agreement, except to the extent that the holder thereof would have been entitled to additional amounts on presenting the same for payment on the expiration of such period of 30 days.

Any reference herein to principal and/or interest shall be deemed also to refer to any additional amounts which may be payable hereunder.

United States Taxation

The debt securities and interest thereon will not be exempt from United States taxation generally.

In the opinion of Sullivan & Cromwell, special United States counsel for the South African government, and subject to the discussion of backup withholding below, interest on the debt securities is currently exempt from United States federal income taxes, including withholding taxes, if paid to an individual who is not a citizen or resident of the United States or to a corporation organized under the laws of a country other than the United States (a “non-U.S. holder”) whether or not such non-U.S. holder is engaged in trade or business in the United States, unless

(i)    the corporation is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the United States Internal Revenue Code, or

(ii)    the individual or corporation has an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States.

In addition, in the opinion of Sullivan & Cromwell,

(a)  subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to United States federal income tax on any gain realized on the sale or exchange of a debt security, provided that such gain is not effectively connected with the conduct by the holder of a U.S. trade or business and, in the case of a non-U.S. holder who is an individual, such holder is not present in the United States for a total of 183 days or more during the taxable year in which such gain is realized,

(b)  interest on the debt securities constitutes income from sources without the United States, but, with certain exceptions, is treated separately, together with other items of “passive income” or “financial services income”, for purposes of computing the foreign tax credit allowance under the United States federal income tax laws, and

(c)  the debt securities are deemed to be situated outside the United States for purposes of the United States federal estate tax and are not includible in the gross estate for purposes of such tax in the case of a non-resident in the United States who was not a citizen of the United States at the time of death.

A 31% backup withholding tax and certain information reporting requirements may apply to payments of principal, premium, if any, and interest on the debt securities made to certain noncorporate holders if such payments are made or are considered made in the United States, including payments on debt securities made by wire transfer from outside the United States to an account maintained by the holder with the fiscal agent or paying agent in the United States. If the conditions relating to place of payment are satisfied, non-United States persons are generally exempt from these withholding and reporting requirements, assuming that the gain or income is otherwise exempt from United States federal income tax, but may be required to comply with certification and identification procedures in order to prove their exemption from the requirements. Similar rules requiring reporting and withholding with respect to gross sale proceeds will apply to a non-United States holder who sells a debt security through a United States office of a broker and information reporting, but not backup withholding, will apply to a non-United States holder who sells a debt security through

(a)  a non-United States branch of a United States broker, or

(b)  a non-United States office of a broker that is a controlled foreign corporation for United States tax purposes, a person 50% or more of whose income is effectively connected with a United States trade or business for a specified period, or, with respect to payments made after December 31, 2000, a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in the United States Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, unless in any such case the holder provides certification of non-United States status or otherwise establishes an exemption.

Limitations on sales to United States persons of debt securities in bearer form, if any, will be described in the prospectus supplement relating thereto.

Events of Default

The holder of any debt security may, by written notice to the South African government and the fiscal agent, to be addressed to the specified office of the fiscal agent, declare the debt security they hold due and payable immediately if:

(a)  default in any payment of principal of (and premium, if any, on) or interest on any of the debt securities of such series and the continuance of the default for a period of more than 30 days after the due date; or

(b)  failure to perform or observe any other obligation under the debt securities of such series and the continuance of the default for a period of 60 days following written notice of the default to the South African government at the office of the fiscal agent by any holder (except where the failure is not capable of remedy, in which event no notice is required); or

(c)  if

(i)    any other present or future External Indebtedness becomes due and payable prior to its stated maturity by reason of default, or any such External Indebtedness is not paid at its maturity as extended by any applicable grace period, or any External Indebtedness in the form of a guarantee is not honored when due and called upon or within any applicable grace period, or

(ii)    the South African government declares a general moratorium on the payment of any External Indebtedness;

If prior to receipt of a demand by the fiscal agent all defaults have been cured, the securities may not be declared due and payable immediately. Because each series of debt securities are independent of each other series, a default with respect to one series of debt securities will not, in itself, constitute a default with respect to, or permit the acceleration of the maturity of, debt securities of a different series except as provided in clause (c) above.

Redemption

If the debt securities of a series provide for mandatory redemption by the South African government, or redemption at the election of the South African government, redemption shall be on not more than 60 nor less than 30 days’ notice and, in the event of redemption in part, the debt securities to be redeemed will be selected by lot by the Fiscal Agent. Unless all the debt securities of a series to be redeemed are registered debt securities or bearer debt securities registered as to principal, notice of redemption will be published at least twice prior to the redemption date in a newspaper printed in the English language and of general circulation in Europe and at such other places, if any, as are set forth in such debt securities. Additionally, notice of such redemption will be mailed to holders of registered debt securities of such series, and to those holders of bearer debt securities of such series who have registered the principal of their debt securities, to their last addresses as they appear on the register for the debt securities of such series. Under United States income tax regulations, special rules will apply to debt securities that can be redeemed prior to maturity if the yield on the redeemed debt securities would be lower than the yield on the debt securities if outstanding to stated maturity.

Amendments to the Terms of the Debt Securities

Amendments Requiring Unanimous Holder Consent

None of the following modifications or amendments may be effected without the consent of the holder of each debt security of the series being modified or amended:

(a)  change the due date for the payment of the principal of (or premium, if any) or any installment of interest on any debt security of such series,

(b)  reduce the principal amount of any debt security of such series, the portion of such principal amount which is payable upon acceleration of the maturity of such debt security, the interest rate thereon or the premium payable upon redemption thereof,

(c)  change the coin or currency in which or the required places at which payment with respect to interest, premium or principal in respect of the debt securities of such series is payable,

(d)  shorten the period during which the South African government is not permitted to redeem the debt securities of such series, or permit the South African government to redeem the debt securities of such series if, prior to such action, the South African government is not permitted to do so,

(e)  reduce the proportion of the principal amount of the debt securities of such series the vote or consent of the holders of which is necessary to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of such series or to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided thereby to be made, taken or given, or

(f)  change the obligation of the South African government to pay additional amounts.

Amendments Requiring Consent by Vote of 66 2/3% of the Holders or Written Consent

The South African government and the fiscal agent for any series may modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement in any way, if they have received approval by affirmative vote of 66 2/3% or greater (or as may be specified in the text of the debt securities of the series) of the aggregate principal amount of the debt securities of that series then outstanding

(a)  at a meeting of holders duly called and held, or

(b)  by written consent in lieu of such meeting.

Amendments Not Requiring the Consent of Holders

The South African government and the fiscal agent may, without the vote or consent of any holder of debt securities, amend the fiscal agency agreement or the debt securities of any series for the purpose of

(a)  adding to the covenants of the South African government for the benefit of the holders of debt securities,

(b)  surrendering any right or power conferred upon the South African government,

(c)  securing the debt securities pursuant to the requirements of the debt securities or otherwise,

(d)  curing any ambiguity or curing, correcting or supplementing any defective provision thereof, or

(e)  amending the fiscal agency agreement or the debt securities of such series in any manner which the South African government and the fiscal agent may determine and which shall not be inconsistent with the debt securities of such series and shall not adversely affect the interest of any holder of debt securities.

Governing Law; Consent to Service

The fiscal agency agreement and the debt securities will be governed by and interpreted in accordance with the laws of the State of New York, except with respect to all matters governing South Africa’s authorization of issuance and execution of any debt securities and any other matters required to be governed by the laws of the Republic of South Africa, which will be governed by the laws of the Republic of South Africa.

The South African government will accept the jurisdiction of any State or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be maintained by any holder of those securities. The South African government will appoint Ms. Sheila Sisulu, Ambassador, 3051 Massachusetts Avenue, Washington D.C. as its authorized agent upon which process in any such action may be served. The South African government will irrevocably waive any immunity to which it might otherwise be entitled in any action arising out of or based upon the debt securities brought in any State or Federal court in the Borough of Manhattan, The City of New York. The South African government is also subject to suit in competent courts in the Republic of South Africa to the extent permitted by South African law.

This appointment of an agent for service of process will be irrevocable until all amounts in respect of the principal of (and premium, if any), and any interest due and to become due on or in respect of all of the debt securities have been provided to the fiscal agent pursuant to the terms of the fiscal agency agreement and either paid or returned to the South African government as provided in the fiscal agency agreement, except that, if for any reason, the authorized agent ceases to be able to act as such authorized agent or ceases to have an address in the United States, the South African government will appoint another person in Washington, D.C. or The City of New York, selected in its discretion, as its authorized agent.

Neither the appointment of an authorized agent for service of process nor the waiver of immunity includes actions brought under the United States federal securities laws. In the absence of a waiver of immunity by the South African government with respect to such actions it would not be possible to obtain a United States judgment in such an action against the South African government unless a court were to determine that the South African government is not entitled under the United States Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such action.

DESCRIPTION OF WARRANTS

The following description sets forth certain general terms and provisions of the warrants and the warrant agreement (copies of which are or will be filed as exhibits to the registration statement). This summary does not purport to be complete and is qualified in its entirety by reference to these exhibits and all provisions of the warrant agreement and the warrants.

General

The South African government may issue, together with any debt securities offered by any prospectus supplement or separately, warrants for the purchase of other debt securities. Each series of warrants will be issued under a warrant agreement to be entered into between the South African government and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to a particular issue of warrants.

Each prospectus supplement that provides for the issuance of warrants will describe the following terms:

•	the terms referred to above under “Description of Debt Securities—General” as they relate to the particular series of debt securities that may be purchased by holders of the warrants;

•	the principal amount of debt securities that may be purchased by a holder of one warrant;

•	the purchase price of debt securities to someone exercising a warrant;

•	the procedures of and conditions that must be followed to purchase debt securities by exercising the warrant;

•	the dates on which the right to exercise the warrants shall begin and end;

•	whether and under what conditions the warrants may be terminated or cancelled by the South African government;

•	the date, if any, on and after which the warrants and debt securities issued together may be separately transferred;

•	whether the warrants represented by the warrant certificates will be issued in registered or bearer form, whether they will be exchangeable between such forms and, if registered, where they may be transferred and registered; and

•	other specific provisions.

Governing Law; Consent to Service

The warrants will be governed by and construed in accordance with the laws of the State of New York except with respect to their authorization and execution and any other matters required to be governed by the laws of the Republic of South Africa. The South African government will accept the jurisdiction of any State or Federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the warrants that may be maintained by any holder of those warrants. The South African government will appoint the warrant agent as its authorized agent upon which process in any such action may be served. The South African government will irrevocably waive any immunity to which it might otherwise be entitled in any action arising out of or based upon the warrants brought in any State or Federal court in the Borough of Manhattan, The City of New York. The South African government is also subject to suit in competent courts in the Republic of South Africa to the extent permitted by South African law.

Neither the appointment of an authorized agent for service of process nor the waiver of immunity includes actions brought under the United States federal securities laws. In the absence of a waiver of immunity by the South African government with respect to such actions it would not be possible to obtain a United States judgment in such an action against the South African government unless a court were to determine that the South African government is not entitled under the United States Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such action.

United States Taxation

Information with respect to the United States tax consequences of the issuance, purchase, exercise and expiration of warrants, including possible original issue discount on debt securities issued with warrants, will be set forth in the prospectus supplement relating to any particular issue of warrants.

PLAN OF DISTRIBUTION

South Africa may sell debt securities or warrants to purchase debt securities to or through underwriters, and also may sell debt securities or warrants to purchase debt securities directly to other purchasers or through agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters, as the case may be, in connection with the debt securities or warrants to purchase debt securities offered thereby.

The distribution of the debt securities or warrants to purchase debt securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In connection with the sale of debt securities or warrants to purchase debt securities, underwriters may receive compensation from the South African government or from purchasers of debt securities or warrants to purchase debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities or warrants to purchase debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions for the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of debt securities or warrants to purchase debt securities may be deemed to be underwriters, and any discount or commission received by them from the South African government and any profit on the resale of debt securities or warrants to purchase debt securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Act”). Any such underwriter or agent will be identified, and any such compensation received from the South African government will be described, in the prospectus supplement.

The debt securities or warrants to purchase debt securities will be a new issue of debt securities or warrants to purchase debt securities with no established trading market. Underwriters and agents to whom debt securities or warrants to purchase debt securities are sold by the South African government for public offering and sale may make a market in such debt securities or warrants to purchase debt securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities or warrants to purchase debt securities.

Under agreements which may be entered into by the South African government, underwriters, dealers and agents who participate in the distribution of debt securities or warrants to purchase debt securities may be entitled to indemnification by the South African government against certain liabilities, including liabilities under the Act.

If so indicated in the prospectus supplement, the South African government will authorize underwriters or other persons acting as the South African government’s agents to solicit offers by certain institutions to purchase debt securities or warrants to purchase debt securities from the South African government pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the South African government. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the debt securities or warrants to purchase debt securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchase is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

OFFICIAL STATEMENTS

Information included in this prospectus, or in any document incorporated by reference into this prospectus, that is identified as being derived from a publication of, or supplied by, the National Government or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the National Government. All other information in this prospectus, or in any document incorporated by reference into this prospectus, and in the registration statement of which this prospectus is a part, other than that included under the caption “Plan of Distribution” in this prospectus, or in any document incorporated by reference into this prospectus, is included as a public official statement made on the authority of Mr. Trevor Manuel, Minister of Finance of the Republic of South Africa.

VALIDITY OF THE SECURITIES

The validity of each series of debt securities or warrants to purchase debt securities will be passed upon on behalf of the South African government by Enver Daniels,

The Chief State Law Adviser of the Republic of South Africa, and on behalf of the Underwriters by Sullivan & Cromwell, New York, New York, and Webber Wentzel Bowens, Johannesburg. As to all matters of South African law, Sullivan & Cromwell may rely upon the opinions of Enver Daniels and Webber Wentzel Bowens. All statements with respect to matters of South African law in this prospectus have been passed upon by Enver Daniels, and are made upon his authority. Sullivan & Cromwell may act from time to time on behalf of the South African government.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of the Republic of South Africa in the United States of America is Ms. Sheila Sisulu, the Ambassador of the Republic of South Africa, whose address is:

Embassy of the Republic of South Africa

3051 Massachusetts Avenue, N.W.

Washington, D.C. 20008.

FURTHER INFORMATION

The issue and terms of debt securities or warrants to purchase debt securities will be authorized by the Minister of Finance of the Republic of South Africa pursuant to the authority conferred upon him by Section 16 of the Exchequer Act (Act No. 66 of 1975) of the Republic of South Africa.

A registration statement with respect to South Africa and the debt securities or warrants to purchase debt securities has been filed with the Securities and Exchange Commission, 450 Fifth Street, N.W. Washington, D.C., 20549, under the Act. Additional information concerning South Africa and the debt securities or warrants to purchase debt securities is to be found in the registration statement, any pre- or post-effective amendment to the registration statement and any document incorporated by reference into the registration statement, including the various exhibits to these documents, which may be inspected at the office of the Securities and Exchange Commission.

The Republic of South Africa, although not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, files Annual Reports on Form 18-K with the Securities and Exchange Commission on a voluntary basis. These Annual Reports include certain material statistical and other information concerning the Republic of South Africa. The Republic of South Africa may also include exhibits to its Annual Report on Form 18-K and file amendments on Form 18-K/A, for the purpose of filing with Commission information that has not been included in the registration statement to which this prospectus and any related prospectus supplement relate, which information would thereby be incorporated by reference into the registration statement. Annual Reports on Form 18-K and amendments on Form 18-K/A of the Republic of South Africa may be inspected at the office of the Securities and Exchange Commission.

ISSUER

Republic of South Africa

National Treasury

(formerly the Department of Finance)

Pretoria 0001

South Africa

LEGAL ADVISER TO THE REPUBLIC OF SOUTH AFRICA

Advocate Enver Daniels, S.C.

The Chief State Law Adviser of the Republic of South Africa

Presidia Buildings

Pretoria 0001

South Africa

LEGAL ADVISERS TO THE UNDERWRITERS

as to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States of America	as to South African Law Webber Wentzel Bowens 10 Fricker Road, Illovo Boulevard Johannesburg 2196 South Africa

FISCAL AGENT

Deutsche Bank Trust Company Americas  (formerly Bankers Trust Company)

Four Albany Street

New York, New York 10006

United States of America

LUXEMBOURG LISTING AGENT

Deutsche Bank Luxembourg S.A.

2, Boulevard Konrad Adenauer

L-1115 Luxembourg

Luxembourg

LUXEMBOURG TRANSFER AND PAYING AGENT

Deutsche Bank Luxembourg S.A.

2, Boulevard Konrad Adenauer

L-1115 Luxembourg

Luxembourg

€ Republic of South Africa % Notes due PROSPECTUS SUPPLEMENT Citigroup Dresdner Kleinwort Wasserstein The Standard Bank of South Africa Limited , 2003